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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 000-10560
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                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K    [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
[ ] Form 10-N-SAR

For Period Ended: December 31, 2000
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:                                  .
                                  --------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:    CTI Group (Holdings) Inc.

Former Name If Applicable:
                           -----------------------------------------------------

Address of Principal Executive Office (Street and Number):
 2250 Eisenhower Avenue
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City, State and Zip Code:   Norristown, PA 19403
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     The third fiscal quarter of CTI Group (Holdings) Inc. (the "Company") ended on December 31, 2000. Accordingly, the Company's Quarterly Report on Form 10-QSB (the "Form 10-QSB") is due by February 14, 2001.

     On February 12, 2001, the Company completed its mergers with Centillion Data Systems, Inc., an Indiana corporation, and Celltech Information Systems, Inc., a Delaware corporation (collectively, the "Mergers"). Management's time and attention were consumed by the closing of the Mergers and it therefore requires additional time to complete the Form 10-QSB.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Manfred Hanuschek                     610                          666-1700
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(Name)                            (Area Code)                 (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [X] Yes         [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [X] Yes         [ ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues from operations decreased to an estimated $3,252,000 for the nine months ended December 31, 2000 compared to $5,587,000 for the corresponding period in the prior year. Revenues from operations decreased to an estimated $1,107,000 for the three months ended December 31, 2000 compared to $1,621,000 for the corresponding period in the prior year. Revenues from operations decreased primarily as a result of soft market conditions during calendar year 2000 particularly in the Company's operations in the United Kingdom. Net Loss amounted to an estimated $2,017,000 for nine months ended December 31, 2000 as compared to net income of approximately $305,000 for the corresponding period in the prior year. Net Loss amounted to an estimated $527,000 for the three months ended December 31, 2000 as compared to net loss of approximately $168,000 for the corresponding period in the prior year. The increase in net loss was primarily related to costs associated with the merger with Centillion Data Systems, Inc. and the acquisition of Celltech Information Systems, Inc., as well as a decrease in revenues from operations.

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                            CTI GROUP (HOLDINGS) INC.
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                  (Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  February 14, 2001            By: /s/ Anthony P. Johns
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                                            Anthony P. Johns
                                            President & Chief Executive Officer
























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